Exhibit 99.1
For Immediate Release
Solarfun Announces Pricing of Initial Public Offering of Its American Depositary Shares
Shanghai, China (December 20, 2006) — Solarfun Power Holdings Co., Ltd. (NASDAQ:SOLF), an established manufacturer of both photovoltaic, or PV, cells and PV modules in China, announced the pricing of its initial public offering of American Depositary Shares (ADSs) at a price to the public of US$12.50 per ADS. Each ADS represents five ordinary shares, par value US$0.0001 per share, of Solarfun. The ADSs are being listed on the NASDAQ Global Market of the NASDAQ Stock Market, Inc. under the ticker symbol “SOLF”.
The offering consists of 12,000,000 ADSs to be issued by Solarfun. To the extent that the underwriters sell more than 12,000,000 ADSs, the underwriters have an option to purchase up to an additional 1,800,000 ADSs from the selling shareholders.
Solarfun expects to use most of the net proceeds from this offering to purchase or prepay for raw materials, expand manufacturing capacity, and invest in research and development activities. The remaining proceeds will be used for general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that Solarfun believes will complement Solarfun’s current operations and expansion strategies. Solarfun will not receive any of the proceeds from the sale of the ADSs by any of the selling shareholders.
Goldman Sachs (Asia) L.L.C. is the sole bookrunner of the offering. The offering of the securities is made only by means of a prospectus, copies of which, when available, may be obtained from Goldman, Sachs & Co., c/o Prospectus Department, 85 Broad Street, New York, NY 10004, fax number: 212-902-9316, email: prospectus-ny@ny.email.gs.com.
The United States Securities and Exchange Commission declared Solarfun’s registration statement relating to these securities to be effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Solarfun
Solarfun Power Holdings Co, Ltd., is an established manufacturer of both PV cells and PV modules in China.
Established in August 2004, Solarfun conducts substantially all of its business through its operating subsidiary in the People’s Republic of China (PRC), Jiangsu Linyang Solarfun Co., Ltd., or Linyang China, and two majority-owned subsidiaries of Linyang China, Shanghai Linyang Solar Technology Co., Ltd., which provides system integration services in China, and Sichuan Leshan Jiayang New Energy Co., Ltd., a manufacturer of PV modules. Solarfun sells its products both through third-party distributors and directly to system integrators.
Safe Harbor Statement
This news release contains forward-looking statements, including statements regarding the use of proceeds by Solarfun from this offering of securities. Actual use of proceeds may differ materially from those set forth herein as, depending on future events and other changes in the business climate, Solarfun may determine at a later time to use the net proceeds for different purposes. Solarfun disclaims any obligation to update or correct this information.
For further information, contact:
Kevin Wei
Chief Financial Officer
Solarfun Power Holdings Co., Ltd.
22A-C Dong Tai Building,
No. 309 Tang Gu Road,
Shanghai 200080
The People’s Republic of China
Tel: 8621-6393-8318
E-mail: kevinwei@solarfun.com.cn
Christopher Gustafson
Christensen
Tel: 800-366-968 / 1-602-980-0048
E-mail: cgus@ChristensenIR.com